UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Change of Directors

Resignation of Mr. Hao Liu

On September 22, 2026, Mr. Hao Liu notified 3 E Network Technology Group Limited (the “Company”) of his resignation as an independent director and the chairperson of the Company’s Audit Committee, a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Company, effective as of the same date.

Appointment of Mr. Chunhui Zhu

Effective as of September 22, 2026, Mr. Chunhui Zhu was appointed as an independent director, the chairperson of the Company’s Audit Committee, a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Company by the existing members of the board of directors (the “Board”) of the Company pursuant to the Amended and Restated Memorandum and Articles of Association of the Company.

Mr. Chunhui Zhu, aged 50, has extensive experience in finance and supply chain management. Since 2018, he has worked at Zhifu (Shanghai) Technology Service Co., Ltd., providing enterprise services. From 2015 to 2018, he worked at Shanghai Kuojie Information Technology Co., Ltd. in cross-border e-commerce operations. From 2012 to 2015, he provided venture capital investment advisory services at Top Sun Investing & Trading (Hong Kong) Company Limited. Earlier in his career, he held positions at Hanes, Carrefour, Hutchison Whampoa Logistics and Unicharm Japan. Mr. Zhu received a bachelor’s degree in accounting from Beijing Technology and Business University in 1997 and is a Fellow of the Institute of Financial Accountants (FFA).

EXHIBITS

Exhibit No.	Description
99.1	Director Offer Letter with Mr. Chunhui Zhu

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: September 25, 2026

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